Exhibit 77I

                       TERMS OF NEW OR AMENDED SECURITIES

RESPONSE: At the February 25, 2003 Board Meeting, the Board of
Directors/Trustees of ING Mutual Funds approved the creation of new Series to the registrant:

ING GLOBAL EQUITY DIVIDEND FUND (CLASSES: A, B, C, I, AND Q) AND ING INTERNATIONAL EQUITY FUND (CLASSES: A, B, C, I, AND Q). At the May 29, 2003 Board Meeting, the Board of Directors/Trustees of ING Mutual Funds approved the name change from ING International Equity Fund to ING Foreign Fund.